Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Mylan Inc.

(Commission File No: 1-9114)

On July 16, 2014, the following template letter was used to communicate with certain developed markets customers, suppliers, or business stakeholders of the established products division of Abbott Laboratories (“Abbott”).

Dear [CUSTOMER / SUPPLIER / BUSINESS STAKEHOLDER],

We wanted to inform you that Abbott announced its intention to sell its Developed Markets branded generics business to Mylan. This includes Abbott’s pharmaceutical activities in [COUNTRY].

[IF OTHER ABBOTT BUSINESSES ARE PRESENT IN YOUR COUNTRY, INSERT:] No other Abbott businesses beyond the branded generics pharmaceuticals business in [COUNTRY] are impacted by this announcement.

We believe it is important to make you aware of this news, and also inform you that this announcement does not impact our current relationship and interaction.

Until the transaction is completed — which we expect to take place in the first quarter of 2015 — Abbott and Mylan remain two completely separate companies, and will continue to operate as such.

We will keep you informed when the transaction is complete and as changes occur.

[Optional:] Please contact [LOCAL CONTACT DETAILS] should you have any questions.

Sincerely,

A copy of the press release announcing the transaction can be found on Abbott’s investor relations website at www.abbott.com/investors.html.

For Immediate Release

Abbott to Sell its Developed Markets Branded Generics Pharmaceuticals Business to Mylan

Abbott will retain its branded generics pharmaceuticals business in emerging markets

Transaction expected to positively impact Abbott’s sales and ongoing earnings-per-share growth rates

ABBOTT PARK, Ill., July 14, 2014 — Abbott announced today that it will sell its developed markets branded generics pharmaceuticals business to Mylan for equity ownership of a newly formed entity that will combine Mylan’s existing business and Abbott’s developed markets pharmaceuticals business, and will be a publicly traded company. This represents a value of approximately $5.3 billion based on Mylan’s closing stock price on Friday. The developed markets portion of this business generated approximately $2 billion in sales in 2013. Abbott will retain its branded generics pharmaceuticals business and products in emerging markets. Abbott also retains its other businesses and products in developed markets.

“This transaction provides Abbott with additional strategic flexibility as we continue to actively manage and shape our portfolio, reflecting our commitment to long-term, durable growth,” said Miles D. White, chairman and chief executive officer, Abbott. “Our branded generics pharmaceuticals business will focus on emerging markets, where demographic changes and increasing access to healthcare are expected to drive sustainable growth.”

Abbott’s Branded Generics Pharmaceuticals Business

Following the closing of the transaction, Abbott’s branded generics pharmaceuticals business will focus in emerging geographies where demographics and growing healthcare systems are combining to create an increased rate of patient access to healthcare and where the majority of healthcare products are paid for by the consumer. The branded generics business that will remain with Abbott generated 2013 sales of $2.9 billion and is expected to have a sales growth rate in the upper-single to double digits.

Transaction Details and Financial Terms

Under the terms of the agreement, Abbott will sell its developed markets branded generics pharmaceuticals business to Mylan for 105 million shares or approximately 21 percent, on a fully diluted basis, of a newly formed entity that will combine Mylan’s existing business and Abbott’s developed markets pharmaceuticals business, and will be a publicly traded company.

The business to be sold operates in Europe, Japan, Canada, Australia and New Zealand and includes approximately 3,800 employees. It includes a broad portfolio of medicines, as well as manufacturing facilities in France and Japan. Abbott will retain its product portfolio and manufacturing facilities in other geographies as well as its manufacturing facilities in the Netherlands, Germany and Canada.

Following the transaction, which is expected to close in the first quarter of 2015, Abbott expects that its sales growth rate will be 100 basis points higher, and the growth rate of its ongoing net income will be in excess of 200 basis points higher. The ongoing net income associated with Abbott’s developed markets pharmaceuticals business is expected to be approximately $0.22 per share in 2015. Accordingly, Abbott’s ongoing earnings per share from continuing operations is expected to be lower following the close of this transaction by this amount.

Abbott does not expect to be a long-term shareholder in Mylan and plans ultimately to redeploy the net proceeds from this transaction to opportunities that would be accretive to earnings over time.

In May, Abbott announced the acquisition of the Latin American pharmaceutical company CFR Pharmaceuticals, which is expected to be approximately $0.07 accretive to Abbott’s ongoing earnings per share in 2015.

Abbott expects to report its developed markets branded generics pharmaceuticals business as Discontinued Operations beginning in the third quarter 2014.

Morgan Stanley advised Abbott on the transaction.

Abbott Conference Call

Abbott will conduct a special conference call today at 8:30 a.m. Central time (9:30 a.m. Eastern time) to provide an overview of the transaction. A live webcast will be accessible through Abbott’s Investor Relations web site at www.abbott.com/investors.html.

About Abbott

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 69,000 people.

Visit Abbott at www.abbott.com, and connect with us on Twitter at @AbbottNews.

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction, and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers. No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law.

Additional Information and Where to Find it In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the Transaction. The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S

DEVELOPED MARKETS PHARMACEUTICALS BUSINESS, MYLAN AND THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement, when they become available, may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014, in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

###